UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 1-33926

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
P. O. Box 1636
Silsbee, Texas 77656
(Full title of the plan and the address of the plan)

ARABIAN AMERICAN DEVELOPMENT COMPANY
(Name of issuer of the securities held pursuant to the plan)

1600 Hwy 6 South, Suite 240
 Sugar Land, Texas 77478
 (Address of issuer’s principal executive office)

TEXAS OIL AND CHEMICAL CO. II, INC.
401(K) PLAN

Index
Page
Report of Independent Registered Public Accounting Firm – BKM Sowan Horan, LLP	1

Report of Independent Registered Public Accounting Firm – Travis Wolff, LLP	2

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	4

Notes to Financial Statements	5-13

Supplementary Information

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year (December 31, 2009)	14

Signature	15

 Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
Texas Oil and Chemical Co. II, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Texas Oil & Chemical Co. II, Inc. Employee 401(k) Plan (formerly the South Hampton Resources, Inc. Employee 401(k) Plan) (the Plan) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Texas Oil and Chemical Co. II, Inc. 401(k) Plan as of December 31, 2009  and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes at the end of the year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BKM Sowan, Horan, LLP

June 29, 2010

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
Texas Oil and Chemical Co. II, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Texas Oil & Chemical Co. II, Inc. Employee 401(k) Plan (formerly the South Hampton Resources, Inc. Employee 401(k) Plan)  (the Plan) as of December 31, 2008. This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Texas Oil and Chemical Co. II, Inc. 401(k) Plan as of December 31, 2008  in conformity with accounting principles generally accepted in the United States of America.

/s/ Travis Wolff, LLP (formerly known as Travis, Wolff & Company, LLP)

July 14, 2009

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments - at fair value (Notes 3 and 4)	$7,435,828	$5,489,289

Receivables:
Participants' contributions	15,919	-
Employer's contribution	11,779	-
Total receivables	27,698	-

Liabilities:
Excess deferred compensation contributions	10,073	-

Net assets available for benefits	$7,453,453	$5,489,289

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income (Note 3):
Net appreciation in fair value of investments (Note 3)	$1,035,447
Interest income	21,015
Other investment income	1,248
1,057,710

Contributions:
Participants' contributions	617,383
Employer contributions	422,897
1,040,280

Total additions	2,097,990

Deductions from net assets attributed to:
Benefits paid to participants	127,233
Administrative expenses	6,593
Total deductions	133,826

Net increase	1,964,164

Net assets available for benefits:
Beginning of year	5,489,289

End of year	$7,453,453

See accompanying notes to the financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan and Plan Amendments

Effective December 15, 2009, the name of the plan was changed to The Texas Oil and Chemical Co. II, Inc. 401(k) Plan (the “Plan”) from South Hampton Resources, Inc. Employee 401(k) Plan.  In addition, the Plan was amended to add American Shield Refining Company (Company’s wholly owned subsidiary) as an adopting employer of the Plan and acceptance of outstanding loans under a transferor plan subject to certain conditions.    The Plan is a defined contribution plan sponsored by Texas Oil & Chemical Co. II, Inc. (the “Company”).  The Company is a wholly owned subsidiary of Arabian American Development Company which is traded on the Nasdaq Stock Market under ticker symbol ARSD.  The following provides only general information and participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, which became effective on September 1, 1978, as amended and restated effective November 1, 2008, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).   New employees shall become a participant on the entry date coincident with or following the completion of six months of service.

Employee Contributions

Participants may contribute up to 100% of their compensation, as defined.  Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.  Participants’ salary deferral contributions are subject to IRC limitations, which was $16,500 in 2009.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

Employer Contributions

The Company makes matching contributions equal to 100% of the participant’s deferral up to the first 6% of the participant’s eligible compensation.  In addition, each year the Company may at its discretion, make a profit-sharing contribution for the plan year not to exceed certain limitations prescribed by the IRC.  The Company did not make a profit-sharing contribution for the year ended December 31, 2009.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Participant Accounts

Each participant’s account reflects the participant’s contribution, the Company’s matching contribution, Plan earnings or losses on the account, an allocation of the Company’s discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover accounts, plus actual earnings thereon.  Vesting in the Company's matching contribution portion of their accounts, if any, is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Administrative Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company.  During the year ended December 31, 2009, substantially all of the Plan's administrative expenses were paid by the Company.

Participant Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in various investment options offered by the Plan.  The Plan currently offers shares of pooled separate accounts, guaranteed interest accounts, and common stock of Arabian American Development Company as investment options for participants.

Participants can change their investment options daily.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 1 - Description of Plan (Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, minus the highest outstanding loan balance during the immediate preceding twelve months.  The loans are secured by the balance in the participant's account.  Each loan shall bear a reasonable fixed rate of interest to be determined by the Loan Administrator.  Interest rates range from 5.25% to 10.25% as of December 31, 2009.  Loans are to be repaid within five years.  Principal and interest is paid ratably through periodic payroll deductions.

Payment of Benefits

Upon termination of service, the participant or their beneficiary has the option to choose a lump sum payment, installment payment, or to purchase an annuity equal to the value of the participant’s vested interest in his or her account.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.

Forfeitures

Forfeitures can be used to reduce future employer contributions or to pay administrative expenses.  The Plan used $3,389 of nonvested amounts to pay administrative expenses in the current year.

Voting Rights

Each participant is entitled to exercise voting rights attributable to Arabian American Development Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates. See Note 4 for discussion of significant estimates used to measure fair value of investments.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

TEXAS OIL & CHEMICAL CO. II, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 2 - Summary of Significant Accounting Policies (Continued)

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Subsequent Events

For the year ended December 31, 2009, the Company has evaluated subsequent events for potential recognition and disclosure through the issuance date of the financials.  No items requiring disclosure were noted.

New Accounting Pronouncements

In January 2010 the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10.   ASU 2010-06 amends Codification Subtopic 820-10 to now require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements.  In addition, ASU 2010-06 clarifies the disclosures for reporting fair value measurement for each class of assets and liabilities and the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early application is permitted.  The Plan is currently evaluating the impact this statement may have on its financial statements.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 3 - Investments

All of the Plan's investments are participant directed.  As of December 31, 2009, and 2008, the Plan's investments that represent 5% or more of the net assets available for benefits are as follows:

	2009		2008
Arabian American Development Co.	$884,196	11.9%	$328,863	6.0%
Principal Small Capital Blend Separate Account	747,656	10.1	655,267	11.9
Principal Mid Capital Value I Separate Account	634,781	8.5	484,007	8.8
Principal Large Capital S&P 500 Index Separate Account	533,143	7.2	428,740	7.8
Principal Money Market Separate Acct	508,540	6.8	575,471	10.5
Principal Diversified International Separate Account	463,938	6.2	354,066	6.5
Guaranteed Interest Contract: Maturity 12/31/2013	396,385	5.3	-	-
Principal Bond and Mortgage Separate Account	375,095	5.0	344,242	6.3

	4,543,734	61.0%	3,170,646	57.8%

During 2009 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2009
Employer security	$216,381
Separate accounts	803,049
Mutual funds	5,202
Investment contract	10,815
Net appreciation in fair value of investments	$1,035,447

The market volatility of equity-based investments can substantially impact the value of such investments at any given time.  It is possible that the value of the Plan's investments, both in total and in individual participant accounts, has changed substantially since December 31, 2009.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 - Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer security:  Valued at the closing price reported on the active market on which the individual security is traded.

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 - Fair Value Measurements (Continued)

Investment contracts:  Valued at the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity.

Separate accounts and mutual funds:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Employer security	$884,196	$-	$-	$884,196
Investment contracts	-	-	947,988	947,988
Separate accounts	-	4,998,182	126,978	5,125,160
Mutual funds	129,912	-	-	129,912
Participant loans	-	-	348,572	348,572

Total assets at fair value	$1,014,108	$4,998,182	$1,423,538	$7,435,828

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Employer security	$328,863	$-	$-	$328,863
Investment contracts	-	-	636,616	636,616
Separate accounts	-	4,128,594	160,718	4,289,312
Participant loans	-	-	234,498	234,498

Total assets at fair value	$328,863	$4,128,594	$1,031,832	$5,489,289

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

	Investment	Separate	Participant
	Contract	Account	Loans
Balance, beginning of year	$636,616	$160,718	$234,498
Realized gains/(losses)	10,815	(7)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-	(53,860)	-
Purchases, sales, issuances, and settlements (net)	300,557	20,127	114,074

Balance, end of year	$947,988	$126,978	$348,572

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
Notes to Financial Statements

Note 4 - Fair Value Measurements (Continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Investment	Separate	Participant
	Contracts	Account	Loans
Balance, beginning of year	$544,187	$371,222	$192,233
Realized gains/(losses)	22,099	28,092	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	993	(43,923)	-
Purchases, sales, issuances, and settlements (net)	69,337	(194,673)	42,265

Balance, end of year	$636,616	$160,718	$234,498

Note 5 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document  to terminate the Plan at any time subject to the provisions of ERISA, as amended.  In the event of plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 6 - Related-Party Transactions

The Plan owned 368,077 shares of Arabian American Development Company (Note 1) common stock valued at $884,196 at December 31, 2009.  The Plan owned 205,539 shares of Arabian American Development Company (Note 1) common stock valued at $328,863 at December 31, 2008.

Certain Plan investments in shares of pooled separate accounts and guaranteed interest contracts are managed by Principal Insurance Company and qualifying employer securities are held by Principal Trust Company. Principal Insurance Company and Principal Trust Company are also the trustees, custodians and record keepers as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 7 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 8 - Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2009 of $10,073 were paid in February 2010 and included with benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

SUPPLEMENTARY INFORMATION

TEXAS OIL AND CHEMICAL CO. II, INC. 401(K) PLAN
(Supplementary Information)
Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year
(December 31, 2009)
			EIN: 74-2001879
			Plan No. 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments at fair value:
*	Guaranteed Interest Contract	Maturity date: 12/31/2009		$112,955
*	Guaranteed Interest Contract	Maturity date: 12/31/2010		146,878
*	Guaranteed Interest Contract	Maturity date: 12/31/2011		169,400
*	Guaranteed Interest Contract	Maturity date: 12/31/2012		122,370
*	Guaranteed Interest Contract	Maturity date: 12/31/2013		396,385
*	Principal Money Market Separate Account	9,971.28		508,540
*	Principal Bond and Mortgage Separate Account	445.53		375,095
*	Principal Government & HQ Bond Separate Account	2,058.63		43,953
*	Principal U.S. Property Separate Account	296.08		126,978
*	Principal Lifetime 2010 Separate Account	15,593.22		216,334
*	Principal Lifetime 2020 Separate Account	24,199.48		346,048
*	Principal Lifetime 2030 Separate Account	13,758.56		192,968
*	Principal Lifetime 2040 Separate Account	6,501.15		91,069
*	Principal Lifetime 2050 Separate Account	6,359.88		85,481
*	Principal Large Capital Value I Separate Account	5,693.15		61,295
*	Principal Large Capital Growth Separate Account	5,115.49		109,394
*	Principal Large Capital Blend I Separate Account	14,908.71		290,037
*	Principal Large Capital S&P 500 Index Separate Account	11,757.37		533,143
*	Principal Mid Capital Value I Separate Account	21,365.99		634,781
*	Principal Mid Capital S&P 400 Index Separate Account	4964.43		98,713
*	Principal Small Capital Blend Separate Account	12,150.32		747,656
*	Principal Small Capital Value Separate Account	5,992.30		199,737
*	Principal Diversified International Separate Account	9,128.11		463,938
*	Arabian American Development Co.	368,077.46		884,196
	PIMCO Total Return A Fund	5,498.14		59,380
	American Century Equity Income A Fund	906.98		5,950
	Oppenheimer Rising Div A Fund	1,273.39		17,751
	Eagle Mid Capital Stock A Fund	1,686.91		38,630
	Fidelity Adv Small Capital T Fund	383.21		8,201
	Participant loans	(Interest rates range from 5.25% to 10.25%)		348,572

	Total investments			$7,435,828
*	Parties-in-interest
	Column (d) cost is not required since all investments are directed by participants

See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Texas Oil and Chemical Co. II, Inc. 401(K) Plan
Date: June 29, 2010	/s/ Nicholas Carter
Nicholas Carter
Plan Administrator